Exhibit 99.1

September 20, 2016

Mr. Joseph D. Roberto

Chairman, President and Chief Executive Officer

PCSB Bank

2651 Strang Boulevard

Yorktown Heights, NY 10598

Dear Mr. Roberto:

This letter sets forth the agreement between PCSB Bank, Yorktown Heights, New York (the “Bank”), and RP® Financial, LC. (“RP Financial”), whereby RP Financial will provide the independent appraisal services in conjunction with the Bank’s proposed mutual-to-stock conversion transaction. The scope, timing and fee structure for these appraisal services are described below.

These appraisal services will be directed by Ronald S. Riggins, Managing Director, along with the assistance of a Director and a research associate.

Description of Appraisal Services

RP Financial will provide conversion appraisal services consistent with the applicable conversion regulations, regulatory appraisal guidelines and standard valuation practices. In this regard, RP Financial will provide a written pro forma valuation report of the Bank to be filed with the conversion application, appraisal updates as appropriate to reflect interim changes in the valuation prior to closing, and the required updated appraisal to set the closing value.

In conjunction with these appraisal services, RP Financial will conduct a financial due diligence, including on-site interviews of senior management and reviews of historical and pro forma financial information, the business plan, and other documents. This review will provide RP Financial insight into the operations, financial condition, profitability, market area, risks and key internal and external factors impacting the Bank, all of which will be considered in estimating the pro forma market value. The appraisal report will include an analysis of the Bank’s financial condition and operating results, the economic and competitive environment, and an assessment of the interest rate, credit, and liquidity risks. The appraisal report will take into consideration the Bank’s business strategies, market area, prospects for the future, and the specified use of proceeds. We will compare the Bank to a peer group of relatively comparable publicly-traded banking companies for the purpose of determining appropriate valuation adjustments for the Bank relative to the peer group’s pricing ratios, and we will evaluate the stock market environment.

We will review pertinent sections of the Bank’s prospectus and conduct discussions with representatives of the Bank to obtain necessary information for the appraisal report, including key deal elements such as the holding company formation, use of proceeds, reinvestment rate, tax rate, offering expenses, characteristics of the stock benefit plans, foundation, and dividend policy.

Washington Headquarters
Three Ballston Plaza	Direct: (703) 647-6543
1100 North Glebe Road, Suite 600	Main: (703) 528-1700
Arlington, VA 22201	Fax: (703) 528-1788
E-Mail: rriggins@rpfinancial.com	Cell: (703) 989-4665

Mr. Joseph D. Roberto

September 20, 2016

The original appraisal report will establish a midpoint pro forma market value to establish the range of value in accordance with the applicable regulatory requirements. The appraisal report may be periodically updated throughout the conversion process, and there will be at least one updated appraisal prepared at the time of the closing of the stock offering to determine the number of shares to be issued. In the event of a syndicated community offering, it will be necessary to file an update in conjunction with the close of the subscription offering and prior to the pricing phase in the syndicated community offering.

RP Financial agrees to deliver the original appraisal report, in writing, to the Bank at the above address in conjunction with the filing of the regulatory conversion application and amendments thereto. Subsequent appraisal updates will be filed promptly as events occur requiring such appraisal updates. Further, RP Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to regulatory comments, if any, regarding the valuation original appraisal and subsequent appraisal updates.

RP Financial expects to formally present the appraisal report, including the appraisal methodology, peer group selection, assumptions, and valuation conclusion, to the Board of Trustees for review and consideration. If appropriate, RP Financial will present subsequent appraisal updates to the Board. It is understood that such presentations may be made in person or telephonically.

Fee Structure and Payment Schedule

The Bank agrees to pay RP Financial fees for preparation and delivery of the original appraisal report and subsequent appraisal updates as shown in the detail below, plus reimbursable expenses. Payment of these fees shall be made according to the following schedule:

•	$10,000 upon execution of this letter of agreement engaging RP Financial’s appraisal services;

•	$100,000 upon delivery of the completed original appraisal report; and

•	$10,000 upon delivery of each subsequent appraisal update report required in conjunction with the regulatory application and stock offering. It is anticipated that there will be at least one appraisal update report, specifically the update to be prepared in conjunction with the completion of the stock offering.

The Bank will reimburse RP Financial for reasonable out-of-pocket expenses incurred in preparation of the original appraisal and subsequent appraisal updates. Such out-of-pocket expenses will likely include travel, printing, telephone, facsimile, shipping, computer and data services, and will not exceed $10,000 in the aggregate, without the Bank’s authorization to exceed this level.

Mr. Joseph D. Roberto

September 20, 2016

In the event the Bank shall, for any reason, discontinue the proposed transaction prior to delivery of the completed original appraisal report or subsequent appraisal updates and payment of the corresponding fees, the Bank agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the respective fee caps noted above, after applying full credit to the initial engagement fee towards such payment, together with reasonable out-of-pocket expenses, subject to the cap on such expenses as set forth above. RP Financial’s standard billing rates range from $75 per hour for research associates to $450 per hour for managing Trustees.

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank and RP Financial. Such unforeseen events shall include, but not be limited to, material changes to the structure of the transaction such as inclusion of a simultaneous business combination transaction, material changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to conversion appraisals, material changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of conversion applications by the regulators such that completion of the conversion transaction requires the preparation by RP Financial of a new appraisal.

Covenants, Representations and Warranties

The Bank and RP Financial agree to the following:

1. The Bank agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Bank to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to the Bank the original and any copies of such information.

2. The Bank represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Bank’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

Mr. Joseph D. Roberto

September 20, 2016

3. (a) The Bank agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Bank to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Bank to RP Financial; or (iii) any action or omission to act by the Bank, or the Bank’s respective officers, Trustees, employees or agents, which action or omission is undertaken in bad faith or is negligent. The Bank will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by the Bank at the normal hourly professional rate chargeable by such employee.

(b) RP Financial shall give written notice to the Bank of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event the Bank elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, the Bank shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by the Bank hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of the Bank or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If the Bank does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to the Bank’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by the Bank of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

(c) Subject to the Bank’s right to contest under Section 3(b) hereof, the Bank shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Bank: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, non-appealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.

Mr. Joseph D. Roberto

September 20, 2016

(d) In the event the Bank does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of the Bank and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the State of New York. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Bank and RP Financial are not affiliated, and neither the Bank nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other. RP Financial represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the federal banking agencies or otherwise prohibit or restrict in any way RP Financial from serving in the role of independent appraiser for the Bank.

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Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $10,000.

Sincerely,

Ronald S. Riggins
President and Managing Director

Agreed to and Accepted by:         Joseph D. Roberto /s/ Joseph D. Roberto

                                                       Chairman, President and Chief Executive Officer

Upon Authorization by the Board of Trustees for:         PCSB Bank

                                                                                           Yorktown Heights, New York

Date Executed:            November 21, 2016